UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
____________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 30, 2013, entitled “Arcos Dorados Reports First Quarter 2013 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 30, 2013

Item1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS

Achieved double-digit organic revenue growth and high single-digit comparable sales expansion on solid contribution from largest regions

Buenos Aires, Argentina, April 30, 2013 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported its unaudited results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•
Revenues increased by 6.0% year-over-year to $976.9 million or by 15.7% on an organic basis, as high single-digit comparable sales growth and revenues from new restaurants partly offset reported revenues lowered by the depreciation of local currencies versus the US dollar

•	Systemwide comparable sales increased by 9.9% year-over-year, primarily driven by average check growth

•
Adjusted EBITDA decreased by 12.0% to $68.7 million. Excluding currency translation and special items, Adjusted EBITDA grew 1.7% in comparison with 1Q12, mainly impacted by higher dollar denominated costs

•
The Company reported a net loss of $6.6 million compared to a gain of $25.4 million the previous year, mainly due to lower operating income and higher non-operating charges related to the official devaluation in Venezuela

“Our first quarter performance demonstrates Arcos Dorados’ ability to consistently grow sales and achieve market share gains even in challenging markets. A strong marketing calendar and access to the largest product portfolio resulted in double-digit organic revenue growth and a high single-digit increase in comparable sales versus the prior-year period.”

“The introduction of the highly successful and globally recognized Monopoly promotion in Brazil in April is driving consumption in a soft market. While we remain cautious on the outlook in markets such as Venezuela, our solid first quarter results are on target with our full year expectations and will benefit from easing comparable sales and cost containment initiatives in coming quarters”, said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

First Quarter 2013 Results
Consolidated

	Financial Highlights (Million US$)
	1Q12 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	1Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	1,843				1,959
Sales by Company-operated Restaurants	882.8		(84.9)	136.1	934.1	5.8%	15.4%
Revenues from franchised restaurants	38.8		(4.2)	8.2	42.8	10.5%	21.3%
Total Revenues	921.6		(89.1)	144.4	976.9	6.0%	15.7%
Comparable Sales						9.9%
Adjusted EBITDA	78.1	(3.8)	(6.9)	1.3	68.7	-12.0%	1.7%
Adjusted EBITDA Margin	8.5%				7.0%	-17.0%
Net Income attributable to AD	25.4	(19.2)	(5.7)	(7.1)	(6.6)	-126.0%	-28.1%
No. of shares outstanding ('000)	209,529				209,529
EPS ($ per share)	0.12				(0.03)

(1Q13 = 1Q12 + Special items + Currency translation + Organic growth) Please refer to “Definitions” section for further detail

Arcos Dorados’ first quarter revenues increased by 6.0% to $976.9 million, as organic revenue growth of 15.7% was partly offset by depreciation of local currencies. Strong organic revenues were driven by systemwide comparable sales growth of 9.9%, despite the negative impact of an extra day in the month of February 2012.   The net addition of 116 restaurants during the last 12-month period contributed $57.2 million in constant currency to revenues. Additionally, our three largest divisions achieved double-digit growth.

Systemwide comparable sales growth was mainly driven by average check growth. The Quality campaign “Mas allá de la Cocina”, which commenced in the quarter, strengthened the brand by bringing our customers closer to the true origin of our food and highlighting the quality of our ingredients. This campaign, together with successful product launches and the introduction of new flavors such as Thai Sweet Chili sauce in a number of markets, form part of a strong 2013 marketing calendar designed to strengthen the brand over the long term and drive sales.

Adjusted EBITDA
($ million)
Breakdown of main variations contributing to 1Q13 Adjusted EBITDA

Adjusted EBITDA for the first quarter was $68.7 million, a 12.0% decrease compared to the same period of 2012. Adjusting for special items and currency impact, organic Adjusted EBITDA grew by 1.7%.

Adjusted EBITDA comparisons were affected by special items in both periods consisting of higher corporate G&A of $3.8 million explained by a net gain of $0.3 million in 1Q13 and of $4.1 million in 1Q12 related to the CAD incentive plan (including the impact of hedging).

The Adjusted EBITDA margin as a percentage of total revenues decreased by 144 basis points to 7.0% compared to the year ago period. The decline mainly reflects the impact of currency devaluation over dollar-denominated costs in various countries, which offset an improved Adjusted EBITDA margin in NOLAD.

The Company reported a net loss of $6.6 million in the first quarter of 2013, compared to net income of $25.4 million in the same period of 2012. The result reflects lower operating results along with higher non-operating losses recognized in the quarter, which were partly offset by lower income taxes.

Non-operating Results

Non-operating results for the quarter reflected (i) a 12% increase in overall funding costs (interest expense plus results from derivative instruments), mainly due to higher debt levels related to the restructuring process carried out during the last twelve month period (please refer to prior releases), and (ii) a  special item of $15.4 million from a foreign currency exchange loss in the first quarter of 2013 resulting from the impact of the devaluation of the Venezuelan Bolivar over net monetary assets, as previously announced.

Income tax expense for the quarter totaled $5.9 million, compared to $12.1 million in the year-ago period. The resulting increase in the effective tax rate primarily reflected the negative impact of the Venezuelan currency devaluation impacting the quarter, as the Company recorded a valuation allowance over the related tax benefits.

The Company reported a basic net loss per share of $0.03 in the first quarter of 2013, compared to earnings of $0.12 in the previous corresponding period.

Analysis by Division:
Beginning January 2013, the Company reorganized its SLAD and Caribbean division.  The Venezuela and Colombia operations are now part of the Caribbean division.  For comparison purposes, prior year information reflects these changes.

Brazil Division

	Financial Highlights (Million US$)
	1Q12 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	1Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	666				735	10.4%
Comparable Sales						9.1%
Revenues	450.0		(60.6)	71.5	460.9	2.4%	15.9%
Adjusted EBITDA	62.3		(7.2)	(0.0)	55.1	-11.6%	-0.1%

Brazil revenues grew by 2.4% and were impacted by a higher average exchange rate when compared to the previous year’s first quarter. Excluding the 13% average devaluation of the Real, organic revenues grew 15.9%. Systemwide comparable sales growth was 9.1% in the quarter, mainly driven by increased average check resulting from the product mix shift along with higher prices over the past twelve months. The overall Brazilian consumption environment remained slow. In response, the Company launched marketing activities to drive sales, including the nationwide roll-out of wraps and the Triple Cheeseburger in the Affordability platform, among others.

The net addition of 69 restaurants during the last 12-month period contributed $31.3 million to revenues in constant currency during the quarter. The openings brought the restaurant count to a total of 735.

Adjusted EBITDA decreased by 11.6% in the first quarter of 2013. Organic Adjusted EBITDA remained stable as increased revenues and G&A leverage were offset by (i) higher payroll as a percentage of sales; (ii) higher food and paper costs as a percentage of sales due to the impact of the year-on-year Real devaluation over dollar denominated costs; and (iii) higher operating costs Adjusted EBITDA margin for the quarter reached 12.0%.

NOLAD

	Financial Highlights (Million US$)
	1Q12 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	1Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	490				503	2.7%
Comparable Sales						1.5%
Revenues	89.4		2.3	6.3	98.0	9.6%	7.0%
Adjusted EBITDA	3.1		0.1	1.6	4.7	53.8%	51.7%

NOLAD’s (Mexico, Panama and Costa Rica) revenues grew by 9.6% or 7.0% on an organic basis, year-over-year. Systemwide comparable sales grew by 1.5% in the quarter, mainly driven by new products and Happy Meals. Comparable sales also benefitted from the Easter holiday shift in March. Additionally, the net addition of 13 restaurants during the last 12-month period contributed $ 5.7 million to revenues in constant currency.

Adjusted EBITDA grew by 53.8% to $4.7 million from $3.1 million in the prior year. On an organic basis, Adjusted EBITDA grew by 51.7% mainly due to the leveraging of F&P costs. As a result, margin improved 139 basis points to 4.8% in the quarter.

SLAD

	Financial Highlights (Million US$)
	1Q12 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	1Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	343				366	6.7%
Comparable Sales						14.6%
Revenues	206.0		(21.6)	42.2	226.5	10.0%	20.5%
Adjusted EBITDA	20.4		(2.0)	2.0	20.4	0.0%	9.8%

SLAD’s (Argentina, Chile, Peru, Ecuador, and Uruguay) revenues grew by 10.0% and 20.5% on an organic basis compared to the first quarter of 2012. Value Meals and the inclusion of the Triple-Bacon sandwich in the affordability platform in Argentina contributed strongly to a systemwide comparable sales increase of 14.6% in the quarter.  The net addition of 23 restaurants during the last 12-month period contributed $12.6 million to revenues in constant currency in the quarter.

Adjusted EBITDA remained stable versus the prior year, resulting in a margin of 9.0%.  Adjusted EBITDA rose by 9.8% on an organic basis driven by higher revenues, which were partly offset by higher payroll as a percentage of sales and higher occupancy and other operating expenses (primarily energy costs).

Caribbean Division

	Financial Highlights (Million US$)
	1Q12 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	1Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	344				355	3.2%
Comparable Sales						12.1%
Revenues	176.2		(9.2)	24.4	191.5	8.7%	13.9%
Adjusted EBITDA	13.0		(1.0)	0.2	12.2	-6.3%	1.4%

The Caribbean division (Colombia, Venezuela, Puerto Rico, Martinique, Guadeloupe, Aruba, Curaçao, French Guiana, Trinidad & Tobago, and the US Virgin Islands of St. Thomas and St. Croix) reported revenue growth of 8.7% despite the negative impact of the official devaluation of the Venezuelan Bolivar Fuerte in February 2013.  On an organic basis, revenues increased by 13.9% compared to the first quarter of 2012, driven by systemwide comparable sales growth of 12.1%. Despite challenging conditions in markets such as Venezuela, brand preference remains strong. The Company’s superior product offering and successful regional and local marketing campaigns, such as Fish McBites in Puerto Rico and “Arepas” in Venezuela, have helped mitigate traffic declines. The net addition of 11 restaurants during the last 12-month period contributed $7.6 million to revenues in constant currency during the quarter.

Adjusted EBITDA declined by 6.3% and amounted to $12.2 million in 1Q13. On an organic basis, Adjusted EBITDA increased by 1.4% compared to one year ago, mainly due to the higher cost of dollar-denominated inputs in Venezuela. This factor more than offset revenue growth and improvements in payroll and G&A as a percentage of sales.

As a result, Adjusted EBITDA margin decreased by 102 basis points to 6.4% of revenues.

New Unit Development

Total Restaurants (eop)	Mar. ‘13	Dec. ‘12	Sept. ‘12	June ‘12	Mar. ‘12
Brazil	735	731	691	677	666
NOLAD	503	503	496	492	490
SLAD	366	361	350	346	343
Caribbean	355	353	343	343	344
TOTAL	1,959	1,948	1,880	1,858	1,843
LTM Net Openings	116	108	103	91	86

*Considers company-operated and franchised restaurants at period-end
Note: Information for SLAD and Caribbean reflect new division reorganization

Gross openings of 133 restaurants over the twelve month period ended March 31, 2013, resulted in a total of 1,959 restaurants, 1,997 Dessert Centers, and 339 McCafe’s. The Company’s openings plan remains on-track, and more than 75% of full year 2013 openings were secured as of period end.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $145.0 million at March 31, 2013. The Company’s total financial debt (including derivative instruments) was $682.9 million, which included $306.9 million corresponding to the accounting balance of the 2019 USD Notes and R$ 675 million (equivalent to $336.6 million) related to the BRL 2016 Notes. Net debt was $537.9 million and the Net Debt/Adjusted EBITDA ratio was 1.6 at March 31, 2013.

Net cash used by operating activities was $14.2 million in the first quarter of 2013. During the quarter, capital expenditures amounted to $37 million.

Quarter Highlights & Recent Developments

Venezuela Royalty Waiver
The Company obtained a temporary royalty waiver from McDonald’s Corporation for Venezuela of $5 million for the full year 2013 and a proportionate amount was registered in 1Q13.  Subsequently, the amount was increased, resulting in a total royalty relief for the year 2013 of $8 million, which will be recorded in the 2Q13 on an accumulated pro-rata basis.

Dividend
On April 5, 2013, the Company paid the first installment of its 2013 Dividends. The total amount paid was $12.5 million or $0.0597 per share on outstanding Class A and Class B shares.

Annual General Shareholders Meeting
The Company held its Annual Shareholders’ Meeting on April 25, 2013. All matters proposed were approved.  Further information can be found in the investors section of the Company’s website.

Investor Relations Contact
Sofia Chellew
Arcos Dorados - Director, Investor Relations
sofia.chellew@ar.mcd.com
(+5411) 4711-2515
www.arcosdorados.com

Definitions:
Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,948 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of December 2012.  Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2013. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense related to a special award granted to our chief executive officer, incremental compensation expense related to our 2008 long-term incentive plan, gains from sale of property and equipment, write-off of property and equipment, contract termination losses, and impairment of long-lived assets and goodwill, and stock-based compensation and bonuses incurred in connection with the Company’s initial public listing.

First Quarter 2013 Consolidated Results
(In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2013	2012
REVENUES
Sales by Company-operated restaurants	934,063	882,839
Revenues from franchised restaurants	42,847	38,759
Total Revenues	976,910	921,598

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(331,247)	(304,660)
Payroll and employee benefits	(200,408)	(187,303)
Occupancy and other operating expenses	(262,462)	(236,999)
Royalty fees	(46,442)	(43,993)
Franchised restaurants - occupancy expenses	(15,708)	(14,104)
General and administrative expenses	(80,333)	(77,629)
Other operating expenses, net	(3,093)	(1,694)
Total operating costs and expenses	(939,693)	(866,382)
Operating income	37,217	55,216
Net interest expense	(14,965)	(11,979)
Gain (loss) from derivative instruments	231	(1,163)
Foreign currency exchange results	(22,912)	(3,887)
Other non-operating expenses, net	(316)	(553)
Income before income taxes	(745)	37,634
Income tax expense	(5,852)	(12,146)
Net (loss) income	(6,597)	25,488
Less: Net income attributable to non-controlling interests	(5)	(93)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(6,602)	25,395

Earnings per share information ($ per share):
Basic net (loss) income per common share	$(-0.03)	$ 0.12
Weighted-average number of common shares outstanding-Basic	209,529,412	209,529,412

Adjusted EBITDA Reconciliation
Operating income	37,217	55,216
Depreciation and amortization	29,121	20,129
Other operating items excluded from EBITDA computation	2,355	2,735
Adjusted EBITDA	68,693	78,080
Adjusted EBITDA Margin as % of total revenues	7.0%	8.5%

First quarter 2013 Results by Division
(In thousands of U.S. dollars)

	1Q
	Three-Months ended		% Incr.	Constant
	March 31,		/	Curr.
	2013	2012	(Decr.)	Incr/(Decr) %
Revenues
Brazil	460,922	449,969	2.4%	15.9%
Caribbean	191,460	176,198	8.7%	13.9%
NOLAD	98,014	89,443	9.6%	7.0%
SLAD	226,514	205,988	10.0%	20.5%
TOTAL	976,910	921,598	6.0%	15.7%

Operating Income
Brazil	38,747	50,496	-23.3%	-13.3%
Caribbean	5,610	6,918	-18.9%	-7.0%
NOLAD	(2,478)	(3,560)	-30.4%	-33.2%
SLAD	14,715	16,088	-8.5%	1.6%
Corporate and Other	(19,377)	(14,726)	31.6%	51.5%
TOTAL	37,217	55,216	-32.6%	-24.2%

Adjusted EBITDA
Brazil	55,104	62,310	-11.6%	-0.1%
Caribbean	12,222	13,037	-6.3%	1.4%
NOLAD	4,721	3,069	53.8%	51.7%
SLAD	20,405	20,414	0.0%	9.8%
Corporate and Other	(23,759)	(20,750)	14.5%	30.0%
TOTAL	68,693	78,080	-12.0%	-3.2%

Average Exchange Rate per Quarter

	Brazil	Mexico	Argentina
1Q13	2.00	12.62	5.02
1Q12	1.77	12.97	4.34

Local $ per 1 US$

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)

	March 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	145,000	184,851
Accounts and notes receivable, net	99,576	105,019
Other current assets (1)	308,408	311,628
Total current assets	552,984	601,498
Non-current assets
Property and equipment, net	1,192,180	1,176,350
Net intangible assets and goodwill	65,921	67,271
Deferred income taxes	135,903	133,708
Other non-current assets (2)	75,495	70,336
Total non-current assets	1,469,499	1,447,665
Total assets	2,022,483	2,049,163
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	216,844	244,365
Taxes payable (3)	118,329	125,713
Accrued payroll and other liabilities	190,120	150,690
Other current liabilities (4)	46,387	50,845
Provision for contingencies	103	507
Financial debt (5)	25,011	6,154
Total current liabilities	596,794	578,274
Non-current liabilities
Accrued payroll and other liabilities	38,515	40,115
Provision for contingencies	20,054	20,092
Financial debt (5)	659,525	655,365
Deferred income taxes	7,764	9,007
Total non-current liabilities	725,858	724,579
Total liabilities	1,322,652	1,302,853
Equity
Class A shares of common stock	351,654	351,654
Class B shares of common stock	132,915	132,915
Additional paid-in capital	21,998	18,634
Retained earnings	343,831	400,761
Accumulated other comprehensive loss	(151,711)	(158,821)
Total Arcos Dorados Holdings Inc shareholders’ equity	698,687	745,143
Non-controlling interest in subsidiaries	1,144	1,167
Total equity	699,831	746,310
Total liabilities and equity	2,022,483	2,049,163

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Derivative instruments" and "Deferred income taxes".
(2) Includes "Miscellaneous", "Collateral deposits" and "McDonald´s Corporation´ indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt" (only within current portion), "Long-term debt" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	As of	As of
	March 31,	December 31,
	2013	2012
Cash & cash equivalents	145,000	184,851
Total Financial Debt (i)	682,935	659,788
Net Financial Debt (ii)	537,935	474,937
Total Financial Debt / LTM Adjusted EBITDA ratio	2.1	1.9
Net Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.4

(i)
Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $1,601 as a reduction of financial debt as of March 2013).

(ii)	Total financial debt less cash and cash equivalents.